UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cazoo Group Ltd
(Name of Issuer)
Class A Ordinary Shares, par value $0.002 per share
(Title of Class of Securities)
G2007L204
(Cusip Number)
Hannah E. Dunn Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
April 25, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
Page 1 of 39 Pages
Exhibit Index Found on Page 33

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,600 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,600 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,600 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 150,600 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 2 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 195,800 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 195,800 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,800 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 195,800 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 3 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,900 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,900 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,900 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 44,900 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 4 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,100 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,100 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,100 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 19,100 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 5 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Four Crossings Institutional Partners V, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,600 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,600 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,600 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 32,600 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 6 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 477,700 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 477,700 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,700 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 477,700 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 7 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital (AM) Investors, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,600 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,600 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,600 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 20,600 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 8 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital F5 Master I, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,700 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,700 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,700 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 58,700 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 9 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 941,300 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 941,300 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,300 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Represents 941,300 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 10 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Institutional (GP) V, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,600 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,600 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,600 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Represents 32,600 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 11 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon F5 (GP), L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,700 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,700 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,700 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Represents 58,700 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 12 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Joshua J. Dapice
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 13 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 14 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Hannah E. Dunn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 15 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 16 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 17 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Varun N. Gehani
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 18 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Nicolas Giauque
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 19 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS David T. Kim
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 20 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 21 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 22 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 23 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Edric C. Saito
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 24 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS William Seybold
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 25 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Daniel S. Short
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 26 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 27 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS John R. Warren
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 28 of 39 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.6% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 38,494,209 Class A Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.  See Item 5.

Page 29 of 39 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on March 24, 2023 (the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Item 4. Purpose of Transaction

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by adding the following thereto:

“Also in connection with the foregoing, the Farallon Funds and the other original parties to the Cooperation Agreement have entered into a Joinder to Cooperation Agreement, dated as of April 25, 2023, with certain additional holders of Notes.  Such Joinder to Cooperation Agreement is further described in Item 6 below.”

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends Item 5 of the Prior Schedule 13D by deleting the text appearing next to “(a)(b)” under the caption “The Farallon Funds” and replacing it in its entirety with the following:

“The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 38,494,209 Shares outstanding as of March 20, 2023, as reported by the Company in its annual report on Form 20-F filed with the SEC on March 30, 2023 following the Reverse Stock Split.”

This Amendment hereby further amends Item 5 of the Prior Schedule 13D by deleting the last paragraph thereof and replacing it in its entirety with the following:

“As a result of entering into the Cooperation Agreement and the Joinder (as defined in Item 6 below), the Reporting Persons may be deemed to have formed a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Other Original Parties and the New Parties (each as defined in Item 6 below) and/or certain affiliates of each.  The Reporting Persons believe that, as of April 25, 2023, the Farallon Funds, the Other Original Parties, and the New Parties together beneficially own an aggregate 9,379,162 Shares (including an aggregate 5,300,000 Shares such parties have the right to acquire within 60 days upon conversion of $530,000,000 aggregate principal amount of Notes held by them).  The Other Original Parties and the New Parties have filed (or are expected to file) their own respective Schedules 13D with respect to their respective beneficial ownership of Shares.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d)(3) of the Exchange Act.  Each of the Reporting Persons hereby disclaims any beneficial ownership of any Shares or other securities of the Company beneficially owned by any of the Other Original Parties, the New Parties, and/or any of their respective affiliates.”

Page 30 of 39 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment hereby amends and supplements Item 6 of the Prior Schedule 13D by adding the following thereto:

“Joinder to Cooperation Agreement

On April 25, 2023, the Farallon Funds and the other original parties to the Cooperation Agreement (such other original parties, the “Other Original Parties”) entered into a Joinder to Cooperation Agreement, dated as of such date (the “Joinder”), with the other parties signatory thereto (the “New Parties”).  The Joinder provides that each of the New Parties has become a party to the Cooperation Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Cooperation Agreement.  Pursuant to the Joinder, the Farallon Funds and the Other Original Parties consented to each of the New Parties becoming a party to the Cooperation Agreement upon execution of the Joinder.

The foregoing description of the Joinder does not purport to be complete and is qualified in its entirety by reference to the Joinder, a copy of which is filed as Exhibit 7 hereto.  Such exhibit is hereby incorporated herein by reference.”

Item 7. Materials to be Filed as Exhibits

This Amendment hereby amends and supplements Item 7 of the Prior Schedule 13D by adding the following thereto:

“There is filed herewith as Exhibit 7 the Joinder.”

Page 31 of 39 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  April 27, 2023
/s/ Hannah E. Dunn
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P. and
FARALLON CAPITAL (AM) INVESTORS, L.P.
By Hannah E. Dunn, Managing Member

/s/ Hannah E. Dunn
FARALLON INSTITUTIONAL (GP) V, L.L.C.
On its own behalf and
As the General Partner of
FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.
By Hannah E. Dunn, Manager

/s/ Hannah E. Dunn
FARALLON F5 (GP), L.L.C.
On its own behalf and
As the General Partner of
FARALLON CAPITAL F5 MASTER I, L.P.
By Hannah E. Dunn, Manager

/s/ Hannah E. Dunn

Hannah E. Dunn, individually and as attorney-in-fact for each of Joshua J. Dapice, Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Dapice, Dreyfuss, Fisch, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Saito, Seybold, Short, Spokes, Warren and Wehrly authorizing Dunn to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the SEC on January 31, 2023 by such Reporting Persons with respect to the Class A Ordinary Shares of ARYA Sciences Acquisition Corp IV, are hereby incorporated by reference.

Page 32 of 39 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated March 24, 2023*

2.	Purchase Agreement, dated as of February 9, 2022*

3.	Indenture, dated as of February 16, 2022*

4.	Registration Rights Agreement, dated as of February 16, 2022*

5.	Letter Agreement, dated November 9, 2022*

6.	Cooperation Agreement, dated March 17, 2023*

7.	Joinder to Cooperation Agreement, dated as of April 25, 2023

*Filed as an exhibit to the Schedule 13D filed on March 24, 2023

Page 33 of 39 Pages

EXHIBIT 7
to
SCHEDULE 13D

JOINDER TO COOPERATION AGREEMENT
THIS JOINDER (this “Joinder”) to the Cooperation Agreement, dated as of March 17, 2023 (the “Agreement”), by and among Viking Global Equities Master Fund, Ltd., Viking Global Equities II LP, Farallon Capital Europe LLP, Inherent ESG Opportunity Master, LP, Inherent Credit Opportunities Master, LP, and Inherent Private Opportunities 2021, LP (each, an “Original Party” and collectively, the “Original Parties”), is made and entered into as of April 25, 2023 between the Original Parties and each of D1 Capital Partners Master LP, MIC Capital Management UK LLP, for and on behalf of funds, accounts and/or entities managed or advised by it, MIC Capital Management 38 RSC Ltd and 94th Investment Company LLC (each, a “New Party” and, collectively, the “New Parties”).  Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.
WHEREAS, each New Party seeks to become a Party to the Agreement; and
WHEREAS, Section 3 of the Agreement provides that any Person that is not an Original Party to the Agreement shall become a Party to the Agreement effective on the date such person executes a joinder to the Agreement in a form that is acceptable to the then existing Parties, subject to the written consent of the Parties.
NOW, THEREFORE, in consideration of the foregoing recitals, the terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:
(A)Agreement to be Bound.  Each of the New Parties hereby agrees that, upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement and shall be deemed a Party to the Agreement for all purposes thereof.

(B) Consent to New Parties.  Each of the Original Parties hereby consents to each of the New Parties becoming a Party to the Agreement upon execution of this Joinder.

(C) Counterparts.  This Joinder may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

(D)Governing Law.  This Joinder shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provision which would require the application of the law of any other jurisdiction.

(E) Descriptive Headings.  The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

*   *   *   *   *

Page 34 of 39 Pages

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.

Original Party

VIKING GLOBAL EQUITIES MASTER LTD.,
By: Viking Global Performance LLC, its investment manager

By: /s/ Scott M. Hendler
Name: Scott M. Hendler
Title: Authorized Signatory
VIKING GLOBAL EQUITIES II LP,
By: Viking Global Performance LLC, its general partner

By: /s/ Scott M. Hendler
Name: Scott M. Hendler
Title: Authorized Signatory

Contact Information for all Parties above:

c/o Viking Global Investors LP
55 Railroad Avenue
Greenwich, CT 06830
Attention: General Counsel

with a mandatory copy to:

legalnotices@vikingglobal.com

Page 35 of 39 Pages

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.

Original Party

FARALLON CAPITAL EUROPE LLP, for and on behalf of funds, accounts and/or entities managed or advised by it

By: /s/ Gregory Lassman
Name:  Gregory Lassman

Contact Information for all Parties above:

11th Floor Orion House
5 Upper St Martin’s Lane
London WC2H 9EA
United Kingdom

Page 36 of 39 Pages

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.

Original Party

INHERENT ESG OPPORTUNITY MASTER, LP
By: Inherent Group, LP, its investment manager
By: Inherent Group GP, LLC, its general partner

By: /s/ Michael Ellis
Name:  Michael Ellis
Title:  Managing Director

INHERENT CREDIT OPPORTUNITIES MASTER, LP
By: Inherent Group, LP, its investment manager
By: Inherent Group GP, LLC, its general partner

By: /s/ Michael Ellis
Name:  Michael Ellis
Title:  Managing Director

INHERENT PRIVATE OPPORTUNITIES 2021, LP
By: Inherent Group, LP, its investment manager
By: Inherent Group GP, LLC, its general partner

By: /s/ Michael Ellis
Name:  Michael Ellis
Title:  Managing Director

Contact Information for all Parties above:
530 Fifth Ave., #702
New York, NY 10036

Page 37 of 39 Pages

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.
New Party

D1 CAPITAL PARTNERS MASTER LP
By: D1 Capital Partners GP Sub LLC, its general partner

By: /s/ Amanda Hector
Name: Amanda Hector
Title: General Counsel / CCO
Contact Information:
c/o D1 Capital Partners L.P.
9 W 57th St., 36th Floor
New York, NY 10019
Attention: General Counsel

with a mandatory copy to:
legalnotices@d1capital.com

Page 38 of 39 Pages

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Joinder to the Cooperation Agreement as of the date first above written.

New Party

MIC Capital Management UK LLP, for and on behalf of funds, accounts and/or entities managed or advised by it

By: /s/ Rodney Cannon
Name: Rodney Cannon
Title: Authorised Signatory

New Party

MIC Capital Management 38 RSC Ltd

By: /s/ Matthew Ryan
Name: Matthew Ryan
Title: Authorised Signatory

New Party

94th Investment Company LLC

By: /s/ Emma Al Jahouri
Name: Emma Al Jahouri
Title: Authorised Signatory

Page 39 of 39 Pages